December 12, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Directed Electronics, Inc. Filed on Form S-1 Registration No. 333-127823
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between December 5, 2005 and the date hereof 21,680 copies of the Preliminary Prospectus dated December 5, 2005 were distributed as follows: 18,723 to 5 prospective underwriters; 2,589 to 2,584 institutional investors; 350 to 2 prospective dealers; 9 to 3 rating agencies and 9 to 5 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 11:00 a.m. Eastern Standard Time on December 15, 2005 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES INC.
As Representatives of the
Prospective Underwriters
By: /s/ Goldman, Sachs & Co.
     (Goldman, Sachs & Co.)
By: /s/ Michael Millman
     (J.P. Morgan Securities Inc.)